2004

Third Quarter Report

CALEDONIA

Mining Corporation

2004 Objectives  (as expressed in 2003 Annual Report)

  Return the Barbrook Gold Mine in South Africa to economic gold production;

  Develop additional reserves/resources at the Barbrook mine;

  Complete a feasibility study of installing a Biox® bacterial leach circuit at Barbrook;

  Acquire the 3.78% minority interests in Eersteling and delist Eersteling from the JSE Securities Exchange, South Africa;

  Explore potential for low grade gold open-pit at Eersteling’s Roodepoort Exploration Project in South Africa;

  Identify platinum resource at Eersteling’s Rooipoort Exploration Project in South Africa;

  Test the feasibility of producing an economic cobalt concentrate from Nama property in Zambia;

  Seek joint-venture partner to commence an exploration program at the Kadola copper/cobalt property in Zambia;

  Encourage and support our joint venture partners in their exploration for diamonds at the Kikerk Lake property, Canada and on the Mulonga Plain joint venture in Zambia;

  Conduct a bulk sampling program on the Goedgevonden diamond property in South Africa and conduct a limited washing program on the oxidized cap to collect a 100ct parcel of stones which can be assessed to establish the coloured stone potential of the property;

  Recruit additional senior staff for the South African operations as they develop;

  Strengthen the Board of Directors of Caledonia to address recent changes in Corporate Governance Regulations;

  Adopt a Code of Ethics and the relevant charters to Caledonia;

  Evaluate listing Caledonia on American (AMEX) and London (LSE) Stock Exchanges;

  Arrange necessary financing to support the activities required to meet these objectives.

Third Quarter 2004 Highlights

  Completed the major modifications to metallurgical plant at Barbrook which were initiated in second quarter.  Continued to fine tune the circuit modifications  and successfully improved gold recoveries in resin-in-leach (RIL) circuit.  Progressed with metallurgical testwork on a number of different process alternatives;

  Continued underground development at Barbrook in the Taylors and Daylight/Victory zones. Purchased a  hoist to service the  decline shaft and access Taylors ore zone below 10 level;

  Completed three hole drilling program at the Roodepoort Gold Exploration Project at Eersteling, and concluded that a low-grade gold open-pit will not be viable for this area. However, new intersections of narrower, good grade, vein mineralisation were discovered;

  Drilled an additional 904 meters on the Rooipoort Platinum Exploration Project to commence  Phase 2 of this exploration  program.  This phase 2 program is intended to fill in gaps in the results from Phase 1 prior to commencement of work to delineate an initial resource at Rooipoort;

  Appointed Roland Fasel of Geneva, Switzerland to the Caledonia board of directors. The addition of Mr Fasel brings the number of independent directors on the Caledonia board to three;

  Appointed Mr Fasel to the Audit Committee of the Board of Directors at which point Mr Hayden  relinquished his appointment to the Audit Committee.  As a result of these changes the Audit Committee of the board of directors is now comprised only of independent directors;

  Excavated a 20m long x 2.5m wide x 7m deep trench at the Nama cobalt project in Zambia and collected a 10 ton sample from three sites on the floor of the trench;

  Caledonia’s partner and JV operator, Ashton Mining of Canada, completed the 2004 heavy mineral sampling program at the Kikerk Lake Joint Venture property by collecting 361 samples during the quarter.

President’s Message

Additional circuit changes were made in the metallurgical operations at Barbrook during the quarter  to address a carbon contamination problem.  These changes showed improvements in gold production and recovery in  August and September and this improved gold recovery and production  appears to be continuing.  Concurrent with the operational adjustments, metallurgical testing is continuing on a number of fronts including the initial engineering studies for a full Biox® plant at Barbrook and ultra fine milling of its flotation concentrate.

Underground development continued at the Barbrook Gold Mine during the quarter with encouraging results in the Daylight/Victory  zone.   Underground services have been re-installed in  all development areas. A hoist has been purchased for the Taylors zone decline shaft which will access levels below 10 level.

Phase 2 of the exploration drilling at the Rooipoort Platinum Exploration Project near Mokopane, South Africa commenced during the quarter and an additional 43 hectares of exploration property was either purchased or optioned at Grasvally adjacent to the Rooipoort Platinum Exploration Project.

Exploration activities were conducted on the Roodepoort (gold), Kikerk Lake (diamonds) and Nama (cobalt) properties during the quarter.

Roland Fasel of Geneva Switzerland was appointed to the Caledonia Board of Directors in August.  Mr Fasel is a qualified accountant and is a director of several public companies in Switzerland.  The addition of Mr Fasel strengthens the board, particularly in the area of Corporate Governance and results in three members of the six member Board being unrelated and independent directors.  Mr Fasel has been appointed to Caledonia’s Audit Committee which is now comprised entirely of independent directors, as recommended by the Toronto Stock Exchange.

The net loss of $2.25 million during the quarter is comprised mainly of operating losses, interest paid and administration costs.

(“Signed”)

S. E. Hayden

Chairman of the Board,

President and

Chief Executive Officer

Management’s Responsibility for Financial Reporting

To the Shareholders of Caledonia Mining Corporation:

The accompanying unaudited consolidated financial statements of Caledonia were prepared by management in accordance with accounting principles generally accepted in Canada, consistently applied and within the framework of the summary of significant accounting policies in these consolidated financial statements.  Management is responsible for all information in the quarterly report.  All financial and operating data in the quarterly report is consistent, where appropriate, with that contained in the consolidated financial statements.

The Board of Directors discharges its responsibilities for the consolidated financial statements primarily through the activities of its Audit Committee composed of three directors, none of whom are  members of management.  This Committee meets with management to assure that it is performing its responsibility to maintain financial controls and systems and to approve the quarterly consolidated financial statements of Caledonia.

The consolidated financial statements have not been reviewed by Caledonia’s auditors.

(“Signed”)

(“Signed”)

 S. E. Hayden

M.D. Tombs

Chairman of the Board, President and

Vice-President Finance and

Chief Executive Officer

 Chief Financial Officer

CALEDONIA MINING CORPORATION

           October 31, 2004

Management’s Discussion and Analysis

Expressed in Canadian Dollars

This discussion provides updated information to the Management Discussion and Analysis contained in Caledonia’s Annual Report for 2003 and in the First and Second Quarter Reports for 2004.  Where no comments are made there are no updates to report.

OPERATIONAL REVIEW

Barbrook Mines Limited

Modifications to the metallurgical plant continued into September as additional equipment was installed to remove organic carbon from the resin-in-leach (“RIL”) plant feed.    It is forecast that the plant should consistently meet its designed 6,000 tpm throughput by the end of the fourth quarter.

Operations at Barbrook continue to improve.  Over the past three months a number of circuit changes have been made to the metallurgical plant.  These have been made on a systematic basis and have made a positive effect to the operation.  The basic effort has been to remove carbonaceous material from the flotation concentrate before the concentrate enters the leach circuit.  As a result gold production has steadily improved from 5.45 Kg in August to 8.44 Kg in September and 12.71 Kg in October.  Flotation recovery is estimated at 90% and thus the leach recovery in October was 63% for an overall plant recovery of 58%.

Caledonia continues to evaluate ‘ultra-fine milling’ and ‘whole-plant Biox®’ metallurgical processes to determine whether further recovery improvements and improved economics can be attained by these means. As ongoing test work and the in-house feasibility are completed, further revisions and additions to the metallurgical plant may be expected.  Initial tests on a Taylor flotation concentrate showed cyanidation gold recovery of 90%.  Further tests are underway on a relatively carbon-free flotation concentrate.

The focus of underground mining remained on development during the quarter.  Development advance is improving now that services, particularly electric power for ventilation fans, is available in all development areas including those areas remote from the main Taylors block. A hoist has been purchased for the double compartment decline shaft which will provide access to the Taylors zone below the 10 level elevation.  Planning of the hoist installation is now underway.

Barbrook mine – Q3 -2004 Production Results

Ore mined	Tonnes	11,824
Development advance	Meters	628
Ore milled	Tonnes	11,567
Weighted Average Grade milled	g/t	5.6
Gold Sold	Kg	12
Revenue from Gold Sold	$’000	202
Overall Recovery	%	31.6

CONSOLIDATED FINANCIAL RESULTS

For the quarter ended September 30, 2004 Caledonia recorded a net loss of $2.25 million ($0.008 per share) compared to a net loss of $1.1 million ($0.005 per share) during the same period in 2003 and a net loss of $544,000 ($0.003 per share) in the third quarter of 2002.  The loss in 2004 primarily reflects the results from operations at Barbrook during the quarter together with interest payments and normal administration expenses.

Financing

No financing activities took place during the third quarter. A total of 200,000 additional common share purchase options were granted in the quarter exercisable at a price of $0.26 up to August 15, 2014.

EXPLORATION AND PROJECT DEVELOPMENT

Eersteling Gold Mine

The mine plans and other technical data have been reassembled and catalogued. A full geological review of the property was conducted in October.  The resources at Eersteling were evaluated and a development program prioritised. Other areas which should be investigated as potential ore sources were identified and a surface exploration program has been proposed to test some of these areas.

Roodepoort Gold Exploration Project

The diamond drill program, consisting of three angled (-45º) core holes, was completed during September and all gold assays have now been received.  A table showing gold composites is shown below.  As the mineralisation was not intersected at right angles the widths quoted are not true widths, and a 0.5g/t cut-off was used.  Sampling was continuous and so there are no un-assayed sections of core.

Although the results in hole RDP04-01 are interesting the best intersections are 100m deep and are not reflected in the results from the remaining holes.  These intersections are believed to correspond to the down dip extension of a number of old workings to the east, that extend to the 30m level. Caledonia has concluded that the potential for an open-pit operation as previously envisaged is not economically viable.  However further compilation of previous data and assessment of the intersection in hole RDP04-01 will be conducted, prior to recommending any further work on this property.

Summary of grade intersections >0.5g/t Au

Width (m) = Drilled width

Hole No	From	To	Width	Composite
RDP04-01	117.02	117.46	0.44	0.5	g/t Au
	147.75	148.13	0.38	1.82	g/t Au
	148.95	150.84	1.89	3.04	g/t Au
	154.48	154.94	0.46	0.97	g/t Au
	156.38	157.72	1.34	5.19	g/t Au
	158.90	159.23	0.33	0.57	g/t Au
	163.50	163.75	0.25	0.52	g/t Au
	166.29	167.67	1.38	3.42	g/t Au
	168.51	171.90	3.39	3.29	g/t Au
	177.12	178.25	1.13	0.93	g/t Au
	181.63	182.02	0.39	1.00	g/t Au
	189.78	190.23	0.45	0.51	g/t Au
RDP04-02	40.30	41.00	0.70	3.72	g/t Au
	89.77	90.38	0.61	0.96	g/t Au
	94.71	95.45	0.74	0.55	g/t Au
RDP04-03	79.42	83.95	4.53	1.05	g/t Au
	85.15	86.27	1.12	0.51	g/t Au
	90.28	91.85	1.57	0.64	g/t Au

Bruce Cumming, a registered Professional Natural Scientist in South Africa and Caledonia’s Project Manager at Roodepoort is responsible for the design and conduct of this program and for the verification and quality assurance of analytical results.

Rooipoort Platinum Exploration Project

The Rooipoort Platinum project near Mokopane, South Africa is situated at the southern end of the Northern Limb of the Bushveld Complex (“BC”). The Northern Limb is host to the Potgietersrus Platinum Ltd. open-pit  mine of Anglo Platinum, approximately 45 km to the north of Rooipoort. Significant exploration programs for Platinum Group Elements (“PGE”) are also being conducted throughout the Northern Limb by a number of companies.

The results of the first 23 holes drilled in Phase 1 of the drilling program are presented below.  Phase 2 of the drilling program commenced in August. This second drilling phase includes approximately 10 holes to fill in gaps in the stratigraphy, prior to commencing with drilling to define an initial resource at Rooipoort.  A total of 904 meters in three holes was drilled during the quarter.

Rooipoort Platinum Exploration Project

  Summary of grade intersections >0.5g/t (2PGE (Platinum, Palladium)+Au)

  Width (m) = Drilled width

Hole	From	To	Width	Composites
				2PGE+Au g/t	% Ni	% Cu

RP03-01	114.97	116.25	1.28	0.70	0.10	0.04
	118.50	119.00	0.50	0.62	0.09	0.05
	122.11	124.14	2.03	1.25	0.25	0.14
	124.39	124.89	0.50	0.88	0.18	0.12
	132.78	133.03	0.25	3.00	0.37	0.21
	138.98	141.54	2.56	2.79	0.40	0.24
	151.71	152.00	0.29	0.75	0.10	0.05
	183.25	183.50	0.25	0.52	0.09	0.08
	184.25	185.00	0.75	0.75	0.11	0.11
	185.50	186.50	1.00	0.67	0.11	0.09
	187.25	188.75	1.50	0.84	0.13	0.14
	189.50	189.75	0.25	0.77	0.13	0.11
	190.05	190.30	0.25	0.52	0.08	0.00
	191.50	192.00	0.50	1.99	0.13	0.12
	193.00	193.50	0.50	0.63	0.10	0.08
	221.00	221.50	0.50	0.61	0.10	0.11
RP03-02	24.32	24.83	0.51	0.60	0.08	0.06
	36.50	37.00	0.50	0.57	0.13	0.13
	237.65	237.87	0.31	1.36	0.23	0.16
	243.00	244.66	1.66	1.37	0.29	0.23
	253.38	253.74	0.36	0.55	0.11	0.12
RP03-03	81.86	82.62	0.76	2.53	0.20	0.02
	85.50	87.46	1.96	0.56	0.09	0.06
RP03-04	80.94	83.62	2.68	0.55	0.06	0.02
	180.00	180.25	0.25	0.58	0.11	0.04
RP03-05	No composites over 0.5 g/t
RP03-06	246.22	248.15	1.93	1.17	0.17	0.15
	251.98	252.32	0.34	0.92	0.14	0.07
RP03-07	89.08	89.53	0.45	1.52	0.28	0.20
	118.30	119.04	0.74	0.58	0.08	0.03
	122.50	125.00	2.50	0.99	0.20	0.15
	383.00	383.61	0.61	1.13	0.04	0.02
RP03-08	173.00	175.49	3.07	1.93	0.25	0.25
	328.39	328.96	0.57	0.73	0.09	0.00
	341.02	341.90	0.88	0.61	0.10	0.07
	353.23	353.74	0.51	1.54	0.15	0.14
	356.02	356.55	0.53	0.64	0.09	0.05

Hole	From	To	Width	Composites
				2PGE+Au g/t	%Ni	%Cu
RP03-09	112.69	113.14	0.45	0.86	0.12	0.06
	117.68	119.03	1.35	0.81	0.20	0.18
	121.00	121.60	0.60	0.74	0.15	0.11
	135.27	135.65	0.38	0.53	0.12	0.07
RP03-10	44.75	45.25	0.50	0.56	0.21	0.15
RP03-11	221.47	221.83	0.36	0.61	0.22	0.10
	222.69	223.02	0.33	1.66	0.04	0.03
	223.72	225.75	2.03	0.74	0.10	0.03
RP03-12	143.43	146.31	2.88	0.88	0.11	0.05
	150.26	150.76	0.50	0.60	0.00	0.00
RP03-13	128.47	129.39	0.92	0.85	0.20	0.12
	168.04	168.40	0.36	0.50	0.15	0.15
RP03-14	115.50	116.00	0.50	0.81	0.06	0.03
	137.00	138.00	1.00	0.61	0.16	0.14
	138.50	140.00	1.50	0.80	0.16	0.13
	142.00	143.50	1.50	0.54	0.13	0.14
RP04-15	No composites over 0.5g/t
RP04-16	No composites over 0.5 g/t
RP04-17	147.99	148.39	0.40	0.53	0.20	0.37
	179.44	180.95	1.51	1.21	0.13	0.05
	182.33	182.83	0.50	0.61	0.07	0.05
	193.30	193.71	0.41	0.59	0.03	0.07
	201.04	201.78	0.74	0.87	0.18	0.12
	202.73	203.00	0.27	0.72	0.11	0.15
RP04-18	93.00	94.74	1.74	0.68	0.11	0.05
	96.10	97.31	1.21	1.26	0.23	0.16
	98.34	99.24	0.90	0.73	0.13	0.12
	111.64	112.22	0.58	0.76	0.19	0.17
RP04-19	53.87	54.32	0.45	1.20	0.20	0.14
	67.83	69.25	1.42	0.76	0.14	0.09
	355.95	356.35	0.40	1.16	0.07	0.03
	384.13	385.34	1.21	0.59	0.14	0.11
	388.00	389.09	1.09	1.77	0.37	0.27
RP04-20	No composites over 0.5g/t
RP04-21	65.46	65.84	0.38	0.63	0.05	0.28
	67.83	68.24	0.41	5.73	0.84	16.10
	430.00	430.53	0.53	1.26	0.02	0.00
	447.28	447.58	0.30	1.00	0.10	0.05
	447.89	448.15	0.26	0.59	0.06	0.05
	451.23	451.47	0.24	0.83	0.15	0.11
	456.25	456.49	0.24	0.57	0.11	0.06
	606.60	608.53	1.93	0.45	0.07	0.05
	609.28	609.45	0.17	1.95	0.67	0.34
	672.30	673.63	1.33	0.60	0.11	0.04
	677.57	682.68	5.11	0.89	0.15	0.13
	690.77	691.14	0.37	0.64	0.19	0.24
	692.96	693.74	0.78	0.74	0.13	0.07
	696.86	697.21	0.35	0.73	0.13	0.10

Hole	From	To	Width	Composite
				2PGE+Au g/t	% Ni	% Cu
RP04-22	7.65	8.07	0.42	0.65	0.06	0.08
	16.91	17.27	0.36	0.79	0.05	0.02
	123.27	124.07	0.80	0.73	0.12	0.09
	145.15	146.80	1.65	1.44	0.21	0.13
	170.33	171.50	1.17	0.63	0.08	0.03
	174.94	176.14	1.20	1.69	0.26	0.13
	178.32	180.43	2.11	0.95	0.20	0.15
	181.32	182.77	1.45	0.83	0.16	0.12
	186.21	186.49	0.28	0.96	0.20	0.13
	203.92	204.41	0.49	0.56	0.05	0.05
	234.79	234.99	0.20	0.78	0.19	0.15
RP04-23	144.52	144.93	0.41	0.66	0.14	0.09
	150.96	151.99	1.03	0.94	0.14	0.12
	157.80	158.88	1.08	0.71	0.14	0.14
	188.77	189.26	0.49	1.79	0.16	0.05
	190.39	190.65	0.26	1.25	0.26	0.11
	273.66	274.26	0.60	0.63	0.03	1.03
	300.43	300.99	0.56	0.87	0.14	0.20
	332.76	333.03	0.27	0.54	0.05	0.04
	338.74	339.56	0.82	0.50	0.08	0.10
	349.70	352.59	2.89	0.63	0.18	0.18
	354.31	354.63	0.32	0.53	0.19	0.22
	357.95	358.23	0.28	0.54	0.16	0.10
	358.94	360.87	1.93	0.57	0.16	0.13
	368.24	368.66	0.42	0.55	0.03	0.06
	378.61	379.61	1.00	0.48	0.16	0.17
	380.81	381.16	0.35	0.84	0.25	0.27
	391.15	391.88	0.73	0.54	0.12	0.13
	394.02	394.39	0.37	0.53	0.21	0.22
	395.00	395.78	0.78	0.41	0.18	0.19
	396.59	397.03	0.44	0.69	0.22	0.22
	412.27	412.43	0.16	0.86	0.20	0.17

These results are very encouraging and indicate an extensive area of PGE mineralisation contained in 2 main zones, an upper lithological unit predominantly characterized by cumulative plagioclase and the development of “mottled anorthosites” (MANO Zone) and a lower lithological unit predominantly characterized by the presence of pyroxenites and chromitite (LMF Zone).  The LMF zone on Rooipoort may be equated with the “Platreef” which is the target of most PGE exploration in the Northern Limb of the Bushveld Igneous Complex, as well as the host to ore at Potgietersrus Platinum’s mine which is approximately 45 km North of Rooipoort within the BC.

Mineralization occurs at shallow depth in multiple narrow horizons within these zones and the Phase 2 exploration programme is aimed to add confidence to continuity of grade and width between these horizons and within the zones.  Two diamond drills are currently active on the property.

Bruce Cumming, a registered Professional Natural Scientist in South Africa and Caledonia’s Project Manager at Rooipoort is responsible for the design and conduct of the Rooipoort exploration program and for the verification and quality assurance of analytical results.

Quality Assurance/ Quality Control

The company has implemented a quality-control program to ensure best practice in the sampling and analysis of both soil samples and drill core.

Soil samples were assayed by SGS Lakefield Research Africa (Pty) Ltd.  Field duplicate samples were collected every 20th sample and submitted to the laboratory for duplicate analysis while the laboratory carried out duplicate analyses on approximately one in ten samples.  QC work consisted of a series of precision charts for the elements analysed for both field and laboratory duplicates.  In summary, precision was considered to be good with the laboratory duplicates being generally more precise than the field duplicates.

Over 3000 core samples were submitted to the SGS Lakefield Research Africa (Pty) Ltd laboratory in Johannesburg (ISO 17025 accredited) for assaying.  As part of the QA/QC process 170 samples of blank quartz and 157 samples of certified reference material were submitted for analysis with the core samples.  In addition, a total of 101 check samples have been analysed at Genalysis Laboratory Services in Perth, Western Australia.  Precision charts were prepared for the reference material and for the duplicate samples.  In conclusion, the quality of assays from SGS Lakefield Research was acceptable.

Additional Properties Acquired on Grasvally:

During the third quarter 2004, additional mineral rights were negotiated over portions of Grasvally 293KR which is immediately adjacent to the southern boundary of the Rooipoort property.  A total of 43 hectares of additional exploration property was optioned.  Further land negotiations in this area are ongoing.

An application to the Department of Minerals and Energy for a Prospecting Permit over 341ha of property already purchased or optioned on Grasvally 293KR was submitted in April 2004.  As a result of the implementation of the Mineral and Petroleum Resources Development Act 2002 (MPRDA), on May 1, 2004 this application was accepted as a Pending Application under the MPRDA and is currently being processed under the new legislation.  It is not known at this time when this new order prospecting right will be granted.  An application under the MPRDA for a new order prospecting right over the 43 ha recently acquired is being prepared and will be submitted shortly.

Kikerk Lake Diamond Joint Venture Project

A total of 361 heavy mineral samples was collected during July and August by the operator of the joint venture, Ashton Mining of Canada (“Ashton”). The sampling program had two objectives.  The first was to better define known indicator mineral trains or confirm isolated indicator anomalies. The second was to increase the sample density across the property in those areas of the property where sampling was considered inadequate to confidently assess mineral potential.  Results from this sampling program are expected by the end of the second quarter 2005. Caledonia’s 17.5% share of this program is funded by Ashton.

Nama Cobalt Project

A 20m x 2.5m trench was dug to intersect the interface between the overburden and the mineralised zone at an average depth of 7 meters.  A 10 tonne bulk sample was collected from three pits sited within this trench.  This sample was sealed in drums and has been transported to Johannesburg, South Africa for metallurgical testing.  This testwork, which is ongoing, will determine whether an economically viable concentrate can be produced for sale.  While early results are promising, the full test results are not expected before year end.

Mulonga Plain Diamond Project

Field teams were mobilized into the Kashiji Plain licence area in September to conduct soil sampling and ground geophysics programs.  Results are pending.

SUPPLEMENT TO THE FINANCIAL STATEMENTS

As at October 31, 2004 the following items were outstanding:

  301,112,288 common shares.

  13,108,700 common share purchase options at an average price of $0.26 maturing at various dates until August 15, 2014.

  12,000,000 common share purchase warrants at a price of $0.35 maturing at various dates until February 6, 2005.

  22,694,091 common share purchase warrants exercisable at a price of $0.55 per share until October 26, 2005.

  4,538,818 financing agents’ common share purchase warrants exercisable at a price of $0.55 until October 26, 2005.

Caledonia Mining Corporation

Consolidated Balance Sheets

(in thousands of Canadian dollars)

	September 30,	December 31,
(Unaudited)	2004	2003
Assets

Current
Cash and short term deposits	$9,339	$4,179
Accounts receivable	371	178
Inventories	39	86
Prepaid expenses	4	130
	9,753	4,573
Investment at cost	79	79
Capital assets (Note 1)	9,731	8,166
Mineral properties	8,454	7,212
	$28,017	$20,030
Liabilities and Shareholders’ Equity
Current
Accounts payable	$450	$790

Provision for site restoration (Note 1)	921	928
	1,370	1,718
Non-controlling interest (Note 5)	-	736
	1,371	2,454
Shareholders’ Equity (Note 2)
Share capital	173,318	159,151
Contributed surplus	451	285
Compensation warrants	307	160
Deficit	(147,430)	(142,020)
	26,646	17,576
	$28,017	$20,030

On behalf of the Board:

(“Signed”)

Director

F. C. Harvey

(“Signed”)

Director

J. Johnstone

Caledonia Mining Corporation

Consolidated Statements of Deficit

(in thousands of Canadian dollars)

	Three month period ended September 30,			Nine month period ended September 30,
(Unaudited)	2004	2003	2002	2004	2003	2002
Deficit, beginning of period
As previously reported	($145,180)	($128,955)	($123,839)	($142,414)	($127,858)	($123,527)
Change in accounting policy (Note 1)	-	-	-	394	533	541
As restated	(145,180)	(128,955)	(123,839)	(142,020)	(127,325)	(122,986)
Net (loss) for the period	(2,250)	(1,080)	(544)	(5,410)	(2,710)	(1,397)
Deficit, end of period	($147,430)	($130,035)	($124,381)	($147,430)	($130,035)	($124,383)

Consolidated Statements of Operations

(in thousands of Canadian dollars except per share amounts)

	Three month period ended September 30,			Nine month period ended September 30,
(Unaudited)	2004	2003	2002	2004	2003	2002
Revenue and operating costs
Revenue from sales	$202	$259	$2	$372	$312	$32
Operating costs (Note 1)	2,054	929	151	4,765	2,249	370
Gross profit (loss)	(1,852)	(670)	(149)	(4,393)	(1,937)	(338)

Costs and expenses
General and administrative	365	378	472	1,324	1,006	1,060
Interest - net	(10)	24	-	53	63	24
Other expense (income) (Note 4)	43	8	(77)	(347)	(296)	(23)
	398	410	395	1,030	773	1,061

(Loss) before non-controlling interest	(2,250)	(1,080)	(544)	(5,423)	(2,710)	(1,399)
Non-controlling interest	-	-	-	(13)	-	(2)
Net (loss) for the period	($2,250)	($1,080)	($544)	($5,410)	($2,710)	($1,397)

Net (loss) per share (Note 3)
Basic and fully diluted	($0.008)	($0.005)	($0.003)	($0.019)	($0.012)	($0.008)

Caledonia Mining Corporation
Consolidated Statements of Cash Flows
	(in thousands of Canadian dollars)
	Three month period ended September 30,			Nine month period ended September 30,
(Unaudited)	2004	2003	2002	2004	2003	2002
Cash provided by (used in)

Operating activities
Net (loss) for the period	($2,250)	($1,080)	($544)	($5,410)	($2,710)	($1,397)

Adjustments to reconcile net cash from
operations (Note 6)	162	8	8	(430)	42	22

Changes in non-cash working capital
Balances (Note 6)	(203)	(180)	(169)	(360)	(516)	(83)

	(2,291)	(1,252)	(705)	(6,200)	(3,184)	(1,458)

Investing activities
Purchase of investment	-	-	-	-	-	(79)
Expenditures on capital assets	(451)	(214)	(159)	(1,565)	(408)	(186)
Expenditures on mineral properties	(563)	(110)	(46)	(1,242)	(1,191)	(59)
	(1,014)	(324)	(205)	(2,807)	(1,599)	(324)

Financing activities
Loan payable	-	-	-	-	(44)	(1,030)
Issue of share capital net of issue costs	-	4,671	1,448	14,167	7,191	4,120
	-	4,671	1,448	14,167	7,147	3,090

Increase (decrease) in cash for the period	(3,305)	3,095	538	5,160	2,364	1,308
Cash and cash equivalents, beginning of period	12,644	1,133	860	4,179	1,864	90
Cash and cash equivalents, end of period	$9,339	$4,228	$1,398	$9,339	$4,228	$1,398

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(Unaudited)

                    For the nine months ended September 30, 2004

Nature of Business

The Company is engaged in the acquisition, exploration and development of mineral properties for the exploitation of base and precious metals.  The ability of the Company to recover the amounts shown for its capital assets and mineral properties is dependent upon the existence of economically recoverable reserves; the ability of the Company to obtain the necessary financing to complete exploration and development; and future profitable production or proceeds from the disposition of such capital assets and mineral properties.

Basis of Presentation

These financial statements have been prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.  The Company’s ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet its liabilities, its obligations with respect to operating expenditures and expenditures required on its mineral properties.

Measurement Uncertainties

Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.  The more significant areas requiring estimates relate to mineral resources, future cash flows associated with capital assets and mineral properties.  Management’s calculation of reserves and resources and cash flows are based upon engineering and geological estimates and financial estimates including gold prices and operating costs.  The amount ultimately recovered could be materially different than the estimated values.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company together with all its subsidiaries.

The Company’s principal consolidated subsidiaries are Barbrook Mines Limited (100% owned) ("Barbrook"), Eersteling Gold Mining Company Limited (96% owned up to June 14, 2004;  100% thereafter) ("Eersteling") and Caledonia Mining (Zambia) Limited, Caledonia Kadola Limited, Caledonia Nama Limited and Caledonia Western Limited (all 100% owned) (collectively known as "Caledonia Zambia").

Change in Accounting Policy - Asset Retirement Obligation

Effective January 1, 2004 the Company adopted the Canadian Institute of Chartered Accountants Standard 3110, “Asset Retirement Obligations” This standard requires that a liability for retirement obligations to be settled as a result of an existing law, regulation or contract be recognized when incurred and recorded at fair value on a retroactive basis.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(Unaudited)

                    For the nine months ended September 30, 2004

1.

Asset Retirement Obligation

The Company retroactively applied the standard effective January 1, 2002. As a result, comparative financial information has been restated as follows:

	Previously reported	As restated
Net loss as at September 30, 2003	$2,686	$2,710
Deficit as at September 30, 2003	130,544	130,035
Net loss as at September 30, 2002	1,373	1,397
Deficit as at September 30, 2002	124,900	124,383
Capital assets as at Dec. 31, 2003	7,471	8,166
Provision for site restoration as at Dec. 31, 2003	627	928
Deficit as at Dec. 31, 2003	142,414	142,020

The new accounting standard applies to future asset retirement requirements for the Barbrook and Eersteling mines located in South Africa.  The Company is in the process of confirming the fair value of certain asset retirement obligations and thus the determination of the provision under the new accounting standard is subject to refinement.

2.

Share Capital

(a)

Issued

	Number of Shares	Amount (000’s)
Balance, December 31, 2003	252,274,997	$159,151
Issued pursuant to private placement (1)	29,095,525	9,602
Warrants exercised	3,042,648	682
Share issue expense and agent compensation warrants(1)	-	(1,002)
Balance, March 31, 2004	284,413,170	168,433
Issued pursuant to private placement (1)	16,292,652	5,376
Warrants exercised	406,466	79
Share issue expense and agent compensation warrants(1)	-	(570)
Balance, June 30 and September 30, 2004	301,112,288	173,318

(1)

During the first half of 2004, Caledonia raised a gross amount $15.0 million from a private placement by the issuance of 45,388,177 units consisting of one common share and one-half common share purchase warrant.  Each unit is priced at $0.33 per unit and the common share purchase warrants are exercisable for one common share at $0.55 per whole warrant for a period of eighteen months from the date of issuance.

The private placement agents were paid a commission of 9% of the gross proceeds raised and whole common share purchase warrants equal to 10% of the total units sold.  The agent compensation warrants are exercisable for one common share at $0.55 per warrant for a period of eighteen months from the date of issuance.  A total of 4,538,818 agent compensation warrants were issued at an assigned a value of $147,000 or $0.032 per warrant.  Cash commissions and expenses paid amounted to $1.4 million.

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(Unaudited)

                    For the nine months ended September 30, 2004

2.

Share Capital (continued)

(b)

Stock Option Plans

The Company has established incentive stock option plans for employees, officers, directors, consultants and other service providers.  As at September 30, 2004, the Company has 13,108,700 options outstanding comprised of the following:

Number of Options	Exercise Price	Expiry Date
410,700	$ 0.750	April 28, 2005
813,000	$ 0.330	February 9, 2008
9,950,000	$ 0.235	April 24, 2012
225,000	$ 0.345	June 2, 2012
500,000	$ 0.280	November 4, 2013
1,010,000	$ 0.260	April 29, 2014
200,000	$ 0.260	August 15, 2014

(c)

Warrants

The Company has 39,232,909 common share purchase warrants issued pursuant to private placements which are outstanding as of September 30, 2004:

Number of Warrants	Shares for Warrants	Exercise Price	Expiry Date
12,000,000	1 for 1	$0.350	February 6, 2005
17,457,315	1 for 1	$0.550	September 29, 2005
9,775,594	1 for 1	$0.550	October 26, 2005

3.

Net (Loss) Per Share

The net (loss) per share figures have been calculated using the weighted average number of common shares outstanding during the year to date which amounted to 286,059,258, and for the third quarter 301,112,288.  Under the treasury method of calculating fully diluted income per share, exercise of the outstanding stock options and warrants would be anti-dilutive in 2004.

4.

Other Expense (Income)

Included in other expense (income) are unrealized currency translation losses of $377,000, (2003 – gain of $296,000; 2002 – gain of $23,000) and a gain on redemption of the non-controlling interest of a subsidiary company of $724,000 in 2004 (see Note 5).  These currency translation losses are a result of the increase in the value of the South African Rand against the Canadian dollar.

5.

Non-controlling Interest

During the second quarter of 2004, Eersteling Gold Mining Company Limited completed a share redemption  arrangement for those shares which traded on the Johannesburg Stock Exchange (“JSE”).  Pursuant to the terms

Caledonia Mining Corporation

Summary of Significant Accounting Policies

(Unaudited)

                    For the nine months ended September 30, 2004

5.

Non-controlling Interest (continued)

of the redemption plan, the minority shareholders had their 584,362 ordinary shares converted into 584,362 redeemable preference shares, which were redeemed at a price of 0.21 rand per share.  The price of 0.21 rand per share was the highest price traded for the shares on the JSE last year.  Payment during June 2004 amounted to approximately 123,000 rand ($25,000 Cdn.).

As a result of the redemption, Eersteling is now a 100% owned subsidiary of Caledonia.  Accordingly a gain of $724,000 was recognized in the consolidated accounts upon acquisition of the non-controlling interest in Eersteling.

6.

Supplemental Cash Flow Information

Items not involving cash are as follows:

	2004	2003	2002
Accretion asset retirement obligation	$16	$24	$24
Non-controlling interest	(13)	-	(2)
Stock option benefit expense	167	-	-
Gain on acquisition of non-controlling interest of subsidiary company	(724)	-	-
Other	(124)	18	-
	($430)	$42	$22

The net changes in non-cash working capital balances for continuing operations are as follows:

	2004	2003	2002
Accounts payable	($340)	($351)	($54)
Accounts receivable	(193)	(156)	(29)
Inventories	47	-	-
Prepaid expenses	126	(9)	-
	($360)	($516)	($83)

17

Corporate Directory

BOARD OF DIRECTORS

S. E. Hayden

J. Johnstone

F. C. Harvey

R.G. Fasel

W. I. L. Forrest

C. R. Jonsson

OFFICERS

S. E. Hayden

Chairman of the Board, President and

Chief Executive Officer

F. C. Harvey

Technical Director

J. Johnstone

Vice-President Operations and

Chief Operating Officer

M. D. Tombs

Vice-President Finance and

Chief Financial Officer

J. Smith

Vice-President Exploration

CORPORATE OFFICES

Canada - Head Office

Caledonia Mining Corporation

Unit 9, 2145 Dunwin Drive

Mississauga, Ontario

L5L 4L9 Canada

Tel: (905) 607-7543

Fax: (905) 607-9806

South Africa

Greenstone Management Services (Pty) Ltd.

P.O. Box 587

Johannesburg 2000

South Africa

Tel:  (27)(11) 447-2499

Fax: (27)(11) 447-2554

Zambia

Caledonia Mining (Zambia) Limited

P.O. Box 36604

Lusaka, Zambia

Tel: (260)(1) 29-1574

Fax: (260)(1) 29-2154

SHARES LISTED

The Toronto Stock Exchange Symbol “CAL”

NASDAQ OTC BB Symbol "CALVF"

CAPITALIZATION at September 30, 2004

Authorised: Unlimited

Shares, Warrants and Options Issued:

Common Shares: 301,112,288

Warrants: 39,232,909

Options: 13,108,700

Web Site: http://www.caledoniamining.com

SOLICITORS

Borden Ladner Gervais LLP

Suite 4100, Scotia Plaza

40 King Street West

Toronto, Ontario M5H 3Y4 Canada

Tupper, Jonsson & Yeadon

1710-1177 West Hastings Street

Vancouver, British Columbia

V6E 2L3 Canada

AUDITORS

BDO Dunwoody LLP

Chartered Accountants

Suite 3200, 200 Bay Street

Royal Bank Plaza, South Tower

Toronto, Ontario M5J 2J8 Canada

REGISTRAR & TRANSFER AGENT

Equity Transfer Services Inc.

Suite 420 120 Adelaide Street West

Toronto, Ontario M5H 4C3 Canada

Tel:  (416) 361-0152

Fax: (416) 361-0470

BANKERS

Canadian Imperial Bank of Commerce

6266 Dixie Road

Mississauga, Ontario

L5T 1A7 Canada

Caledonia Mining Corporation

Unit # 9

2145 Dunwin Drive

Mississauga, Ontario, Canada

L5L 4L9

Tel:       (905) 607-7543

Fax:      (905) 607-9806

info@caledoniamining.com